UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Chief Financial Officer

On July 19, 2024, Ian Zou tendered his resignation as the Chief Financial Officer of SAI.TECH Global Corporation (the “Company”), effective as of July 19, 2024. Mr. Zou’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter related to the operations, policies, procedures or practices of the Company. Mr. Risheng Li, the Chief Executive Officer of the Company, will temporarily serve in the capacity of Chief Financial Officer of the Company after Mr. Zou’s resignation, until the Company appoints a new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 22, 2024	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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